P.E. 12/31/01

02014448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECEIVED FEB 12 2002 364 WASH. D.C. SECTION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Six Months ended December 31, 2001

Commission File Number **0-20281**

PROCESSED FEB 15 2002 THOMSON FINANCIAL

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE
(Jurisdiction of incorporation or organization)

31 International Business Park
Creative Resource
Singapore 609921
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F **X** Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No **X**

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 **N/A**

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION

PART I - FINANCIAL INFORMATION
ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS

(In US$'000, except per share data)

	December 31, 2001 (Unaudited)	June 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 178,261	$ 168,157
Marketable equity securities	2,439	3,581
Accounts receivable, net	105,263	94,445
Inventory	121,213	155,550
Other assets and prepaids	20,168	19,476
Total current assets	**427,344**	**441,209**
Property and equipment, net	105,187	110,535
Investments	93,856	118,330
Other non-current assets	3,638	3,906
Total Assets	**$ 630,025**	**$ 673,980**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 88,237	$ 88,691
Accrued liabilities	81,898	98,135
Income taxes payable	44,806	47,601
Other current liabilities	3,520	3,602
Total current liabilities	**218,461**	**238,029**
Long term obligations	20,602	22,560
Minority interest in subsidiaries	32,388	31,505
Shareholders' equity:		
Ordinary shares ('000); S$0.25 par value;		
Authorized: 200,000 shares		
Outstanding: 72,014 and 73,944 shares	6,641	6,914
Additional paid-in capital	214,084	209,555
Unrealized holding gains on quoted investments	16,143	22,249
Deferred share compensation expense	(4,594)	(5,711)
Retained earnings	126,300	148,879
Total shareholders' equity	**358,574**	**381,886**
Total Liabilities and Shareholders' Equity	**$ 630,025**	**$ 673,980**

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$'000, except per share data)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	2001	2000
Sales, net	$ 250,938	$ 427,026	$ 433,192	$ 731,394
Cost of goods sold	167,353	313,069	291,882	524,403
Gross profit	**83,585**	**113,957**	**141,310**	**206,991**
Operating expenses:				
Selling, general and administrative	46,575	70,064	91,814	128,166
Research and development	9,480	15,115	19,088	30,211
Total operating expenses	**56,055**	**85,179**	**110,902**	**158,377**
Operating income	**27,530**	**28,778**	**30,408**	**48,614**
Gain (loss) from investments, net	728	507	(15,697)	2,858
Interest income and other, net	1,291	2,055	2,715	1,143
Income before income taxes and minority interest	**29,549**	**31,340**	**17,426**	**52,615**
Provision for income taxes	(2,753)	(4,624)	(2,983)	(8,409)
Minority interest in income	(489)	(241)	(984)	(109)
Net income	**$ 26,307**	**$ 26,475**	**$ 13,459**	**$ 44,097**
Basic earnings per share:	$ 0.36	$ 0.34	$ 0.18	$ 0.56
Weighted average ordinary shares outstanding ('000)	72,366	78,964	73,110	79,406
Diluted earnings per share:	$ 0.36	$ 0.33	$ 0.18	$ 0.53
Weighted average ordinary shares and equivalents outstanding ('000)	73,664	81,180	73,895	82,666

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$'000)
(Unaudited)

	Six Months Ended December 31, 2001	Six Months Ended December 31, 2000
Cash flows from operating activities:		
Net income	$ 13,459	$ 44,097
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,008	15,721
Deferred stock compensation amortization	1,313	2,339
Minority interest in income	984	109
Equity share in loss (income) of unconsolidated investments	67	(33)
Write downs of investments and other non-current assets	20,005	47,735
Gain from investments, net	(4,699)	(45,228)
Changes in assets and liabilities, net:		
Accounts receivable	(10,818)	(53,286)
Inventory	34,337	(42,916)
Marketable securities	1,142	16,741
Other assets and prepaids	(816)	10,726
Accounts payable	(454)	12,419
Accrued and other liabilities	(16,237)	(7,065)
Income taxes payable	(2,795)	1,041
Net cash provided by operating activities	**47,496**	**2,400**
Cash flows from investing activities:		
Capital expenditures, net	(5,298)	(15,497)
Proceeds from sale of quoted investments	12,895	73,250
Purchase of investments	(9,833)	(85,562)
Increase in other assets, net	(1,098)	(13,051)
Net cash used in investing activities	**(3,334)**	**(40,860)**
Cash flows from financing activities:		
(Decrease) increase in minority shareholders' loan and equity balance	(101)	6
Proceeds from exercise of ordinary share options	4,060	5,770
Repurchase of ordinary shares	(18,013)	(42,844)
Repayments of long-term obligations, net	(1,979)	(1,773)
Dividends paid	(18,025)	(39,414)
Net cash used in financing activities	**(34,058)**	**(78,255)**
Net increase (decrease) in cash and cash equivalents	**10,104**	**(116,715)**
Cash and cash equivalents at beginning of year	168,157	285,757
Cash and cash equivalents at end of the period	**$ 178,261**	**$ 169,042**
Supplemental disclosure of cash flow information:		
Interest paid	$ 224	$ 105
Income taxes paid	$ 5,777	$ 7,370

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. ("Creative") have been prepared on a consistent basis with the June 30, 2001 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative's 2001 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and six months period ended December 31, 2001 are not necessarily indicative of the results to be expected for the entire year. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars ("US$" or "$") and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars ("S$").

NOTE 2 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$'000):

	December 31, 2001	June 30, 2001
Raw materials	$ 36,619	$ 66,509
Work in progress	12,947	6,882
Finished products	71,647	82,159
	$ 121,213	$ 155,550

NOTE 3 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share", Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in '000):

	Three months ended December 31,		**Six months ended December 31,**	
	2001	**2000**	**2001**	**2000**
Weighted average ordinary shares outstanding	72,366	78,964	73,110	79,406
Weighted average dilutive stock options outstanding	1,298	2,216	785	3,260
Weighted average ordinary shares and equivalent outstanding	**73,664**	**81,180**	**73,895**	**82,666**

NOTE 4 - INCOME TAXES

Provision for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. The effective income tax rate is based on the mix of income arising from various geographical regions and the utilization of non Singapore net operating losses. As a result, Creative's overall effective rate of tax is subject to changes based on the international source of income before tax. Creative's Pioneer Certificate expired in March 2000. Creative has applied for a separate and new Pioneer Certificate covering a new range of products. If Creative is awarded this new Pioneer Certificate, the effective tax rate will be reduced, as profits from qualified products under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate is currently at 24.5%.

NOTE 5 - COMPREHENSIVE INCOME

The components of total comprehensive income (loss) are as follows (in US$'000):

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	2001	2000
Net income	$ 26,307	$ 26,475	$ 13,459	$ 44,097
Unrealized gain (loss) on quoted investments	13,030	(147,020)	(6,106)	(168,630)
Total comprehensive income (loss)	**$ 39,337**	**$ (120,545)**	**$ 7,353**	**$ (124,533)**

NOTE 6 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price
Year ended June 30, 1999	10	$14
Year ended June 30, 2000	5.9	$17
Year ended June 30, 2001	7.7	$12
Quarter ended September 30, 2001	1.5	$7
Quarter ended December 31, 2001	1.2	$7
Total	**26.3**	**$13**

At the 2001 Annual General Meeting ("AGM") held on October 31, 2001, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 7.2 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 7 - LEGAL PROCEEDINGS

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Currently such disputes exist with, among other entities, Sunonwealth Electric Machine Industry Co. (a patent infringement action pending in the Northern District of California), under which Creative has a contractual right of indemnity from Adda Corporation and the Lemelson Foundation (an action that involved patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including IBM and Lucent. Creative believes it has valid defenses to the various claims and counterclaims asserted against it. However, should any of these plaintiffs prevail in their claims or counterclaims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 8 - RESTRUCTURING AND OTHER CHARGES

In relation to the restructuring exercise conducted in March 2001, all the affected employees had separated from the Company. Facility exit costs primarily include lease termination and unutilized capacity costs. The following table displays the movements of the accruals established for employee separation and facility exit costs for the quarter ended December 31, 2001 (US$'000):

	As of September 30, 2001	Amounts Paid	Adjustment for Over Accruals	As of December 31, 2001
Employee separation costs	$ 735	$ (679)	$ (3)	$ 53
Facility exit costs	2,229	(1,016)	(60)	1,153
Total	**$ 2,964**	**$ (1,695)**	**$ (63)**	**$ 1,206**

The adjustments for over accruals of $63,000 were reversed from the selling, general and administrative expenses.

NOTE 9 – DIVIDENDS

At the Annual General Meeting held on October 31, 2001, Creative's shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2002. Dividends of $18.0 million were paid on December 4, 2001 to all shareholders of record as of November 20, 2001. Creative paid an ordinary dividend of $0.25 and a special dividend of $0.25 amounting to $39.4 million in the previous fiscal year.

NOTE 10 – SUBSEQUENT EVENTS

In December 2001, Creative entered into agreements with the holders of 5.0 million convertible preference shares issued by one of its subsidiaries to repurchase all such shares for $10.0 million cash. In January 2002, Creative finalized the repurchase of the convertible preference shares. The shares were originally issued in May 2000 at $4.50 per share providing net proceeds of $22.5 million to the subsidiary; the excess of carrying value over the repurchase price paid will be credited to additional paid in capital upon completion of the repurchase.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth herein (including all references to future financial performance, products and marketing efforts) are forward-looking statements within the meaning of the "safe harbor" provisions of The Private Securities Litigation Reform Act of 1995. Readers of this Form 6-K are cautioned not to place undue emphasis or reliance on these forward-looking statements which reflect management's analysis, judgement, belief or expectation only as of the date of this Form 6-K. These forward-looking statements are subject to certain assumptions, risks and uncertainties that could cause actual results to differ materially from those set forth or implied in the forward looking statements. Such assumptions, risks and uncertainties include, among others: possible disruption in commercial activities, occasioned by terrorist activity and armed conflict which may, among other things, result in delays in, or damage to, the manufacture, shipment, or storage of Creative's products, or customers delaying or canceling purchasing decisions as a result of increased broad economic and safety concerns; the cost-cutting measures Creative has taken and plans to take may be insufficient or may fail to achieve the anticipated cost reduction benefits; further deterioration of the global stock market and overall reduction in demand for computer systems, peripherals and related products in general, and Creative's products specifically; increased exposure to excess and obsolete inventory; higher overhead costs as a percentage of revenue; reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; the timely development, ramp, shipment, delivery, and market acceptance of new products, including Creative's next generation of audio and personal digital entertainment appliances; the increasing proliferation of sound functionality in new products from new and existing competitors and at the application software, chip and operating system levels; reductions in the market value of products sold by Creative, including increases in inventory or declines in demand or prices for storage devices, digital entertainment appliances, board and chip-level products, software, speakers, and other products; reductions in revenues and gross margins due to numerous factors, including declines in average selling prices of Creative's products, failure to reduce costs, divestments of low margin product lines or businesses, and increased inventories and pricing pressure from competitors; the short product cycles that characterize most of Creative's products; further fluctuations in the value and liquidity of Creative's investee companies, including any losses that may result from the increased volatility for technology stocks and potential price reductions of carrying values of our investee companies; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; the vulnerability of certain markets to current and future currency fluctuations, including the exchange rate of the Euro and the currency devaluation and crisis, including certain South and Central American countries; labor shortages or work stoppages; credit shortages; effects of restricted fuel availability and rising costs of fuel; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; the volatility of share prices for companies in Creative's industry and the effect of those prices or other events beyond Creative's control, including acts of war, terrorist attacks, or adverse changes in general economic conditions; and other risk factors described herein and in Creative's other filings with the Securities and Exchange Commission over the past twelve months, including without limitation, Creative's Form 20-F dated October 10, 2001. Creative urges you to consider all such factors. Creative undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative's unaudited quarterly results for the eight quarters ended December 31, 2001, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative's products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management's opinion, these results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative's business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$'000 except per share data)							
	Dec 31 2001	**Sep 30 2001**	**Jun 30 2001**	**Mar 31 2001**	**Dec 31 2000**	**Sep 30 2000**	**Jun 30 2000**	**Mar 31 2000**
Sales, net	$ 250,938	$ 182,254	$ 234,178	$ 263,030	$ 427,026	$ 304,368	$ 307,715	$ 330,022
Cost of goods sold	167,353	124,529	170,211	199,622	313,069	211,334	212,739	228,444
Gross profit	**83,585**	**57,725**	**63,967**	**63,408**	**113,957**	**93,034**	**94,976**	**101,578**
Operating expenses:								
Selling, general and administrative	46,575	45,239	49,100	55,685	70,064	58,102	59,724	64,167
Research and development	9,480	9,608	12,431	11,380	15,115	15,096	16,460	16,538
Other charges (1)	--	--	--	22,814	--	--	20,000	--
Operating income (loss)	**27,530**	**2,878**	**2,436**	**(26,471)**	**28,778**	**19,836**	**(1,208)**	**20,873**
Net gain (loss) from investments	728	(16,425)	(75,988)	(75,360)	507	2,351	19,211	70,632
Interest income (expense) and other, net	1,291	1,424	183	1,090	2,055	(912)	1,055	(542)
Income (loss) before income taxes and minority interest	**29,549**	**(12,123)**	**(73,369)**	**(100,741)**	**31,340**	**21,275**	**19,058**	**90,963**
Provision for income taxes	(2,753)	(230)	--	--	(4,624)	(3,785)	(2,004)	(2,327)
Minority interest in (income) loss	(489)	(495)	(71)	(289)	(241)	132	349	(317)
Net income (loss)	**$ 26,307**	**$ (12,848)**	**$ (73,440)**	**$ (101,030)**	**$ 26,475**	**$ 17,622**	**$ 17,403**	**$ 88,319**
Basic earnings (loss) per share	$ 0.36	$ (0.17)	$ (0.94)	$ (1.27)	$ 0.34	$ 0.22	$ 0.21	$ 1.09
Weighted average ordinary shares outstanding ('000)	72,366	73,854	78,084	79,299	78,964	79,848	81,367	81,339
Diluted earnings (loss) per share	$ 0.36	$ (0.17)	$ (0.94)	$ (1.27)	$ 0.33	$ 0.21	$ 0.20	$ 1.01
Weighted average ordinary shares and equivalents outstanding ('000)	73,664	73,854	78,084	79,299	81,180	84,151	87,605	87,697

	Unaudited data for quarters ended (as a percentage of sales)							
	Dec 31 2001	Sep 30 2001	Jun 30 2001	Mar 31 2001	Dec 31 2000	Sep 30 2000	Jun 30 2000	Mar 31 2000
Sales, net	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Cost of goods sold	67	68	73	76	73	70	69	69
Gross profit	**33**	**32**	**27**	**24**	**27**	**30**	**31**	**31**
Operating Expenses:								
Selling, general and administrative	18	25	21	21	16	19	19	20
Research and development	4	5	5	4	4	5	5	5
Other charges (1)	–	–	–	9	–	–	7	–
Operating income (loss)	**11**	**2**	**1**	**(10)**	**7**	**6**	**–**	**6**
Net (loss) gain from investments	–	(9)	(32)	(29)	–	1	6	22
Interest income (expense) and other, net	1	–	–	1	–	–	–	–
Income (loss) before income taxes and minority interest	**12**	**(7)**	**(31)**	**(38)**	**7**	**7**	**6**	**28**
Provision for income taxes	(1)	–	–	–	(1)	(1)	(1)	(1)
Minority interest in (income) loss	–	–	–	–	–	–	–	–
Net income (loss)	**11 %**	**(7) %**	**(31) %**	**(38) %**	**6 %**	**6 %**	**5 %**	**27 %**

1. Restructuring and other charges for the quarter ended March 31, 2001 includes $8.4 million in restructuring charges, fixed assets impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal amounting to $11.2 million. For the quarter ended June 30, 2000, other charges of $20.0 million relates to the settlement of all outstanding litigation claims between Aureal and Creative.

RESULTS OF OPERATIONS

Three Months Ended December 31, 2001 Compared to Three Months Ended December 31, 2000

Sales for the second quarter of fiscal 2002 (Q2/02) decreased by 41%, compared to the same quarter (Q2/01) in the prior fiscal year. The substantially lower revenues in this quarter, was a result of the strategic shift of focusing Creative on its core products and de-emphasizing the lower margin products and the difficult economic climate. Audio product sales (Sound Blaster audio cards and chipsets) in Q2/02 decreased by 21% compared to Q2/01. But as a percentage of sales, audio product sales increased from 36% in Q2/01 to 48% in Q2/02 due to the strong demand for Sound Blaster Audigy in the retail channel. Sales of speakers increased by 8% and represented 22% of sales in Q2/02 compared with Q2/01, when it represented 12% of sales, primarily due to the introduction of new models of multi-media speakers. Sales of PDE products, which includes digital audio players and digital cameras decreased by 59% and represented 9% of sales in Q2/02, compared to 13% of sales in Q2/01. Sales of multimedia upgrade kits, including data storage kits decreased by 87% to 5% of sales in Q2/02, compared to 21% of sales in the same quarter in the prior fiscal year. This decline is in line with Creative's current business strategy of de-emphasizing the lower margin products. Similarly in line with this current strategy, sales of graphics and video products decreased by 67% and represented 5% of sales in Q2/02, compared to Q2/01, when they represented 9% of sales. Sales of other products, which includes communication products, music products, accessories and other miscellaneous items, were 11% of sales in Q2/02, compared to 9% in Q2/01.

Gross profit, as a percentage of sales, was 33% in Q2/02 compared to 27% in Q2/01. This improvement in gross profit was primarily a result of the strategic shift in business, with emphasis on the higher margin core audio, speakers and PDE products.

Selling, general and administrative expenses declined by 34% in Q2/02 compared to Q2/01, primarily due to management's cost cutting efforts. As a percentage of sales, selling, general and administrative expenses were 18% in Q2/02, compared to 16% in Q2/01. Creative's research and development expenses as a percentage of sales remained unchanged at 4% of sales in Q2/02, compared to Q2/01.

Net gain from sales of investments and marketable securities was $0.7 million in Q2/02 compared to $0.5 million in Q2/01 which comprised $23.8 million gain from sales of investments and marketable securities, offset by a $23.3 million write down of quoted investments. Interest and other income decreased by $0.8 million to $1.3 million in Q2/02 compared to $2.1 million in Q2/01. These were primarily due to a decline in interest income by $1.4 million, offset by an exchange gain of $0.3 million in Q2/02 versus an exchange loss of $0.3 million in Q2/01. The lower interest income was attributed to lower average cash balances and declines in interest rates.

Creative's provision for income taxes for the three months ended December 31, 2001 at 1.1% of sales was the same as Q2/01. Tax provision as a percentage of income before taxes and minority interest excluding net gain from investments decreased from 15% in Q2/01 to 10% in Q2/02. This reduction was primarily due to the changes in the mix of taxable income arising from various geographical regions and the utilization of non Singapore net operating losses.

Six Months Ended December 31, 2001 Compared to Six Months Ended December 31, 2000

Sales for the first six months of fiscal 2002 decreased by 41% compared with the first six months of the corresponding period in the prior fiscal year. The substantially lower revenues in this first six months, was a result of the strategic shift of focusing Creative on its core products and de-emphasizing the lower margin products and the difficult economic climate. Audio product sales (Sound Blaster audio cards and chipsets) has declined by 24% but as a percentage of total sales, increased to 49% of sales in the six-month period ended December 31, 2001, compared to 38% of sales in the comparable period in the prior fiscal year. Sales of speakers increased by 11% in the first half of fiscal year 2002 compared to the first half of the prior fiscal year, primarily due to introduction of new models of multi-media speakers. As a percentage of total sales, speaker sales increased from 11% to 20% of total sales. Sales of PDE products, which include digital audio players and digital cameras, decreased by 51% to 8% of total sales in the six-month period ended December 31, 2001, compared with the period ended December 31, 2000, when they represented 10% of total sales. MMUK sales, which also includes data storage products, were 7% of total sales in the six-month period ended December 31, 2001, compared with the six-month period ended December 31, 2000, when it represented 23% of total sales. The reduction in MMUK sales by 83% is in line with Creative's current business strategy of de-emphasizing the lower margin products. Similarly in line with this current strategy, sales of video and graphics products decreased by 74% and represented 4% of total sales for the six-month period ended December 31, 2001, compared with 9% in the corresponding period of prior year. Sales of other products, which includes accessories, music products, communication products and other miscellaneous items as a percentage of total sales was 12% of total sales in the six-month period ended December 31, 2001 compared with 9% in the corresponding period last year.

Gross profit for the six-month period ended December 31, 2001 has increased to 33% of total sales, compared to 28% in the six-month period ended December 31, 2000. This improvement in gross profit was primarily a result of the strategic shift in business, with emphasis on the core audio, speakers and PDE products.

Selling, general and administrative expenses ("SG&A") declined by 28% in the six-month period ended December 31, 2001 compared to the same period in the prior fiscal year primarily due to management's cost cutting efforts. As a percentage of sales, SG&A were 21% of sales for the six-month period ended December 31, 2001 and 18% for the same period in the prior fiscal year. Research and development expenses for the six-month period ended December 31, 2001 and December 31, 2000 remained unchanged at 4% of sales.

Net investment loss of $15.7 million for the six-month period ended December 31, 2001 comprised $20.0 million write-downs of quoted and unquoted investments, offset partially by a $4.3 million net gain from sales of investments and marketable securities. Net investment gain of $2.9 million for the corresponding six-month period ended December 31, 2000, included net gains from sale of investments and marketable securities of $50.6 million, reduced by $47.7 million losses from write-downs of quoted investments. Interest and other income increased by $1.6 million in the first half of fiscal 2002, compared to the first half of fiscal 2001. The increase was primarily due to an exchange gain of $0.9 million in fiscal 2002 versus an exchange loss of $3.5 million in fiscal 2001, offset partially by lower interest income resulting from lower average cash balances and interest rates.

Creative's provision for income taxes for the six-month period ended December 31, 2001 was 1% of sales. Tax provision as a percentage of income before taxes and minority interest excluding net gains from sale of investments decreased from 17% for the first six months of fiscal year 2001 to 9% for the first six months of fiscal year 2002. This reduction was primarily due to changes in the mix of taxable income arising from various geographical regions and utilization of non Singapore net operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2001 increased by $10.1 million to $178.3 million, compared to the balance of $168.2 million at June 30, 2001. Cash generated by operating activities of $47.5 million were partially offset by cash used in investing activities of $3.3 million and financing activities of $34.1 million. The positive cash inflow was mainly contributed by $34.3 million reductions in inventory, $12.9 million proceeds from sale of quoted investments and $4.1 million proceeds from exercise of share options. Cash used includes a $10.8 million increase in accounts receivable, $19.0 million reduction in accrued liabilities and income taxes payable, $15.1 million for capital expenditure and purchase of certain strategic investments, $18.0 million to purchase and retire 2.7 million of Creative's ordinary shares (see "Notes to the Consolidated Financial Statements - Note 6: Share Repurchases") and $18.0 million for dividends payment (see "Notes to the Consolidated Financial Statements - Note 9: Dividends").

As of December 31, 2001, in addition to the cash reserves and excluding the term loan, Creative had unutilized credit facilities totaling approximately $114.0 million for overdrafts, guarantees and letters of credit. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative's existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative's operating results.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. Adoption of SFAS 144 is not expected to have a material impact on Creative's consolidated financial statements.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will be adopted for Creative's fiscal year beginning July 1, 2002. Adoption of SFAS 143 is not expected to have a material impact on the consolidated financial statements.

In July 2001, the FASB issued SFAS 141 and SFAS 142, "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. In connection with the adoption of SFAS 142, the Company will be required to perform a transitional goodwill impairment assessment. Adoption of these statements is not expected to have a material impact on the consolidated financial statements.

In December 1999, the Securities and Exchange Commission's ("SEC") staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Creative adopted SAB No. 101 effective from the first quarter of fiscal year 2001. There was no material impact from the adoption of this statement on Creative's consolidated financial statements.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative's investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of December 31, 2001, would have a $5.1 million adverse effect on Creative's results of operations and financial position. Creative's results of operations for the six months period ended December 31, 2001 included $20.0 million of losses from write-downs of quoted and unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative's anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative's future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at December 31, 2001. Included in interest and other expenses for the three and six months period ended December 31, 2001, are exchange gains of $0.3 million and $0.9 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at December 31, 2001, expressed in US$ per one S$ and Euro were 0.5409 and 0.8835, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long

....

Ng Keh Long
Chief Financial Officer
Date: February 11, 2002